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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            BUSINESS RESOURCE GROUP
                       (NAME OF SUBJECT COMPANY (ISSUER))
                          BRG ACQUISITION CORPORATION
                        BUSINESS RESOURCE HOLDINGS, INC.
                                BR HOLDINGS LLC
                          THREE CITIES FUND III, L.P.
                                   (OFFERORS)

   (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER, OR OTHER
                                    PERSON))
                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                       J. WILLIAM UHRIG                                                With copies to:
                 BRG ACQUISITION CORPORATION                                       DAVID W. BERNSTEIN, ESQ.
               C/O THREE CITIES RESEARCH, INC.                               CLIFFORD CHANCE ROGERS & WELLS LLP
                     650 MADISON AVENUE,                                               200 PARK AVENUE,
                   NEW YORK, NEW YORK 10022                                     NEW YORK, NEW YORK 10166-0153
                       (212) 838-9660                                                  (212) 878-8000

  (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                       AMOUNT OF FILING FEE
        $46,061,161(1)(2)                                $9,212

(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 solely for purposes of computing the filing fee; based upon the tender offer price of $9.25 cash per share and 4,979,585 shares of common stock outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.

(2) Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 4,979,585 shares of Common Stock, par value $0.01 per share, of Business Resource Group (the "Common Shares") at a price per share of $9.25 in cash. Such number of shares represents all of the shares outstanding as of June 29, 2000, less 319,168 Common Shares to be separately contributed to the Offeror group immediately prior to the expiration of the tender offer.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A                                      Filing Parties: N/A
Form or Registration No.: N/A                                    Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /x/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     /x/  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to the offer by BRG Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding common shares, $0.01 par value per share (each a "Common Share"), of Business Resource Group, a California corporation (the "Company"), which as of July 7, 2000 the Purchaser did not own or have agreements to own at $9.25 per Common Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to each of the Items 1 through 13 of Schedule TO (including Schedule 13E-3 filed under the same cover), except that, to the extent that a partial answer is here given to any of those Items, the information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference in partial answer to those Items.

     In response to Item 13 of Schedule 13E-3, the Company's audited financial statements as of and for the years ended October 31, 1998 and 1999 are incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended October 31, 1999, as filed with the Securities and Exchange Commission (the "Commission") on January 1, 2000. Also in response to
Item 13 of Schedule 13E-3, the Company's unaudited financial statements as of and for the quarter and six months ended April 30, 2000 are incorporated herein by reference to Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the six months ended April 30, 1999 filed with the Commission on June 14, 2000.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

     (c) Business and Backgrounds of Natural Persons. During the last five years, neither the Purchaser nor, to the best of Purchaser's knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions. (2) The Purchaser has agreed to employ four officers and/or directors of the Company (together, the "Managers") if and when the Company is merged with the Purchaser. At that time, the Managers and their annual base salaries (in addition to participation in an incentive stock program and eligibility for bonuses based on operating earnings of the company surviving that merger) are as follows: (i) Jack Peth $375,000; (ii) Brian McNay $525,000;
(iii) Jeff Tuttle $300,000; and (iv) John Palmer $160,000. Additional details concerning their compensation arrangements and equity interests are set forth in the Offer to Purchase and the exhibits to this Schedule TO.

     (b) Significant Corporate Events.  None

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership.  None.

     (b) Securities Transactions.  None.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements, and Legal Proceedings. Not applicable.

     (b) Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                                    DESCRIPTION
-----------         -------------------------------------------------------------------------------------------------
   (a)(1)      --   Offer to Purchase, dated July 14, 2000.
   (a)(2)      --   Form of Letter of Transmittal.
   (a)(3)      --   Form of Notice of Guaranteed Delivery.
   (a)(4)      --   Form of letter, dated July 14, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.
   (a)(5)      --   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
   (a)(6)      --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (a)(7)      --   Form of Summary Advertisement, dated July 14, 2000.
      (b)      --   Loan Agreement with Comerica Bank--California.*
      (c)      --   Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
   (d)(1)      --   Plan and Agreement of Merger, dated July 7, 2000, between the Company and the Purchaser.
   (d)(2)      --   Share Exchange Agreements:
      (i)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Brian McNay;
     (ii)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Jeff Tuttle;
   (d)(3)      --   Commitment Letter, dated as of July 7, 2000, by John Palmer for benefit of Purchaser.
   (d)(4)      --   Form of Peth Deferred Compensation Agreement, dated as of July 7, 2000.
   (d)(5)      --   Employment Agreement between Jeff Tuttle and the Purchaser dated as of July 7, 2000.
   (d)(6)      --   Employment Agreement between Jack Peth and the Purchaser dated as of July 7, 2000.
   (d)(7)      --   Employment Agreement between John Palmer and the Purchaser dated as of July 7, 2000.
   (d)(8)      --   Employment Agreement between Brian McNay and the Purchaser dated as of July 7, 2000.
      (e)      --   None.
      (f)      --   See Offer to Purchase (filed herewith as Exhibit (a)(1)), including Schedule II and Schedule III thereto.
      (g)      --   See Offer to Purchase (filed herewith as Exhibit (a)(1).
      (h)      --   None requested or provided.

------------------
 * To be filed by amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Item 4. Terms of the Transaction

     (1004)(c), (1004)(f) Different Terms; Eligibility for Listing or Trading. Not applicable.

     (1004)(e) Provisions for Unaffiliated Security Holders.  None.

     Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (1005c) Negotiations or Contracts. The filing parties are not aware of any matters to be disclosed on this Item (5)(c) other than that disclosed in the Offer to Purchase attached hereto as Exhibit (a)(1).

     Item 6. Purposes of the Transaction and Plans or Proposals.

     (1006c8) Upon completion of the tender offer, Purchaser may cause the suspension of the Company's obligation to file reports under section 15(d) of the Exchange Act.

     Item 7. Purposes, Alternatives, Reasons and Effects.

     (1013b) Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction. (b) Alternatives: Purchaser has not considered nor rejected alternative means to accomplish its objectives with regard to the Company.

     Item 8. Fairness of the Transaction.

     (1014)(c) Approval of Security Holders. The information set forth in the Offer to Purchase is incorporated by reference.

     (1014)(f) Other Offers.  N/A

     Item 9. Reports, Opinions, Appraisals and Negotiations.

     (1015)(b) Preparer and Summary of the Report, Opinion, or Appraisal. See Exhibit (c).

     Item 12. The Solicitation or Recommendation. The information set forth in the Offer to Purchase is incorporated by reference.

     Item 14. The Solicitation or Recommendation. The information set forth in the Offer to Purchase is incorporated by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2000

                                          BRG ACQUISITION CORPORATION
                                          By: /s/ Jeanette Welsh
                                            ----------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer

                                          BUSINESS RESOURCE HOLDINGS, INC.
                                          By: /s/ Jeanette Welsh
                                            ----------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer

                                          BR HOLDINGS LLC
                                          By: /s/ Jeanette Welsh
                                            ----------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer

                                          THREE CITIES FUND III, L.P.
                                          By: TCR Associates III, L.L.C.
                                            its general partner

                                          By: /s/ Willem de Vogel
                                            ----------------------------------
                                              Name: Willem de Vogel
                                              Title: President

                                 EXHIBIT INDEX

EXHIBIT NO.                                                    DESCRIPTION
-----------         -------------------------------------------------------------------------------------------------
   (a)(1)      --   Offer to Purchase, dated July 14, 2000.
   (a)(2)      --   Form of Letter of Transmittal.
   (a)(3)      --   Form of Notice of Guaranteed Delivery.
   (a)(4)      --   Form of letter, dated July 14, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.
   (a)(5)      --   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
   (a)(6)      --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (a)(7)      --   Form of Summary Advertisement, dated July 14, 2000.
      (b)      --   Loan Agreement with Comerica Bank--California.*
      (c)      --   Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
   (d)(1)      --   Plan and Agreement of Merger, dated July 7, 2000, between the Company and the Purchaser.
   (d)(2)      --   Share Exchange Agreements:
      (i)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Brian McNay;
     (ii)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Jeff Tuttle;
   (d)(3)      --   Commitment Letter, dated as of July 7, 2000, by John Palmer for benefit of Purchaser.
   (d)(4)      --   Form of Peth Deferred Compensation Agreement, dated as of July 7, 2000.
   (d)(5)      --   Employment Agreement between Jeff Tuttle and the Purchaser dated as of July 7, 2000.
   (d)(6)      --   Employment Agreement between Jack Peth and the Purchaser dated as of July 7, 2000.
   (d)(7)      --   Employment Agreement between John Palmer and the Purchaser dated as of July 7, 2000.
   (d)(8)      --   Employment Agreement between Brian McNay and the Purchaser dated as of July 7, 2000.
      (e)      --   None.
      (f)      --   See Offer to Purchase (filed herewith as Exhibit (a)(1)), including Schedule II and Schedule III thereto.
      (g)      --   See Offer to Purchase (filed herewith as Exhibit (a)(1).
      (h)      --   None requested or provided.

------------------
 * To be filed by amendment.